FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of：

an announcement on the issue of corporate bonds by a wholly-owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited (the“Registrant”), made by the Registrant on September 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By	/s/ Huo Haifeng
By	/s/ Mok Kam Wan

Name:	Huo Haifeng and Mok Kam Wan
Title:	Joint Company Secretaries

Date: September 1, 2008

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0906)

Issue of Corporate Bonds
China Netcom (Group) Company Limited, a wholly owned subsidiary of China Netcom Group Corporation (Hong Kong) Limited (the “Company”), will launch the issue of corporate bonds of an aggregate principal amount of RMB5 billion on 3 September 2008.  A public announcement in relation to the issue of the Corporate Bonds is published today.

China Netcom (Group) Company Limited, a wholly owned subsidiary of the Company, obtained approval on 29 August 2008 from the relevant authorities of the People’s Republic of China for the issue of corporate bonds of an aggregate principal amount of RMB5 billion (the “Corporate Bonds”).  A public announcement in relation to the issue of the Corporate Bonds for the year 2008 is published today. The documents related to the issue of the Corporate Bonds have been published on the website of Chinabond.com.cn at http://www.chinabond.com.cn.

On 3 September 2008, China Netcom (Group) Company Limited will launch the issue of the Corporate Bonds for the year 2008. The issue will be completed on 5 September 2008. The final coupon rate will be announced separately upon completion of the issue.

The principal terms of the Corporate Bonds are as follows:

Maturity period:	5 years
Aggregate principal amount:	RMB5 billion
Interest calculation date:

Interest will accrue from 3 September 2008, being the first day of issue of the Corporate Bonds. Interest will accrue from 3 September of each year during the term of the Corporate Bonds for the purpose of calculating the interest payable in such year.

Payment of interest and principal:	Interest will be payable annually, and principal will be repaid upon maturity together with the interest payable for the last period.
Guarantee:	The Corporate Bonds will be wholly and irrevocably guaranteed by State Grid Corporation of China.
Credit rating of the Corporate Bonds:	According to the integrated evaluation of China Chengxin International Credit Rating Co., Ltd., the credit rating of the issuer is AAA and the credit rating of the Corporate Bonds is AAA.

By order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Zuo Xunsheng Chairman and Chief Executive Officer

Hong Kong, 1 September 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Zuo Xunsheng, Ms. Li Jianguo and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors, and Mr. John Lawson Thornton, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.